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Press Release - NDS

Home > Research and Forecasts > Forecasts and Commentary

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Title: Delinquencies, Foreclosure Starts Increase in Latest MBA National Delinquency Survey
Source: MBA
Date: 5/19/2010
Contacts:

Name:	Phone:	Email:
Carolyn Kemp	(202) 557-2727	ckemp@mortgagebankers.org

WASHINGTON, D.C. (May 19, 2010) — The delinquency rate for mortgage loans on one-to-four-unit residential properties increased to a seasonally adjusted rate of 10.06 percent of all loans outstanding as of the end of the first quarter of 2010, an increase of 59 basis points from the fourth quarter of 2009, and up 94 basis points from one year ago, according to the Mortgage Bankers Association's (MBA) National Delinquency Survey. The non-seasonally adjusted delinquency rate decreased 106 basis points from 10.44 percent in the fourth quarter of 2009 to 9.38 percent this quarter.

The percentage of loans on which foreclosure actions were started during the first quarter was 1.23 percent, up three basis points from last quarter but down 14 basis points from one year ago.

The delinquency rate includes loans that are at least one payment past due but does not include loans in the process of foreclosure. The percentage of loans in the foreclosure process at the end of the first quarter was 4.63 percent, an increase of five basis points from the fourth quarter of 2009 and 78 basis points from one year ago. This represents another record high.

The combined percentage of loans in foreclosure or at least one payment past due was 14.01 percent on a non-seasonally adjusted basis, a decline from 15.02 percent last quarter.

The serious delinquency rate, the percentage of loans that are 90 days or more past due or in the process of foreclosure, was 9.54 percent, a decrease of 13 basis points from last quarter, but an increase of 230 basis points from the first quarter of last year.

Caution regarding seasonally adjusted numbers

"The issue this quarter is that the seasonally adjusted delinquency rates went up while the unadjusted rates went down. Delinquency rates traditionally peak in the fourth quarter and fall in the first quarter and we saw that first quarter drop in the data. The question is whether the drop represents anything more than a normal seasonal decline or a more fundamental improvement. Most importantly, the normal seasonal drop is coming right at the point where we believe delinquencies could potentially be declining and the problem for the statistical models is determining which is which," said Jay Brinkmann, MBA's chief economist.

"The seasonal models say it is not a fundamental improvement and that the seasonal drop should have been larger to represent a true improvement, hence the increase in the seasonally adjusted numbers. Yet there is reason to believe the seasonally adjusted numbers could be too high. Simply put, fundamental market factors may be having a greater influence on the delinquency rates than is normally the case, but mathematical models have difficulty discerning the difference over a short period of time.

"Since discerning what represents a fundamental improvement versus a simply seasonal improvement is probably more of an art than a mathematical science at this point, the seasonally adjusted numbers should be viewed with a degree of caution.

Continuation of trends seen last quarter

"Overall, we see a continuation of the pattern of declines in short-term delinquency rates, at least on a non-seasonally adjusted basis, the continued historically high share of delinquencies that are 90 days or more past due, and a leveling off in the pace of foreclosures.

"The economy has begun to generate jobs and layoffs have declined, although new claims for unemployment insurance remained higher in the first quarter than we expected. The percent of loans behind one payment had been declining as first-time claims for unemployment began falling in March 2009. Those new claims stopped falling during the first quarter of this year, which likely halted the decline in the underlying 30-day delinquency rate. If mortgage delinquencies are not yet clearly improving, it also appears they are not getting worse. However, a bad situation that is not getting worse is still bad.

"For several years, the four states of Florida, Arizona, Nevada, and California have dominated the national delinquency and foreclosure numbers. Florida is still getting worse, but California is showing signs of improvement. However, Washington, Maryland, Oregon, and Georgia showed the greatest overall increases in foreclosures started compared to last quarter," Brinkmann said.

Change from last quarter (fourth quarter of 2009)

The seasonally adjusted delinquency rate increased for all loan types with the exception of FHA loans. On a seasonally adjusted basis, the delinquency rate stood at 6.17 percent for prime fixed loans, 13.52 percent for prime ARM loans, 25.69 percent for subprime fixed loans, 29.09 percent for subprime ARM loans, 13.15 percent for FHA loans, and 7.96 percent for VA loans. On a

non-seasonally adjusted basis, the delinquency rate fell for all loan types.

The foreclosure starts rate increased for all loan types with the exception of subprime loans. The foreclosure starts rate increased six basis points for prime fixed loans to 0.69 percent, 17 basis points for prime ARM loans to 2.29 percent, 18 basis points for FHA loans to 1.46 percent, and eight basis points for VA loans to 0.89 percent. For subprime fixed loans, the rate decreased nine basis points to 2.64 percent and for subprime ARM loans the rate decreased 39 basis points to 4.32 percent.

Change from last year (first quarter of 2009)

Given the challenges in interpreting the true seasonal effects in these data when comparing quarter to quarter changes, it is important to highlight the year over year changes. The non-seasonally adjusted delinquency rate increased 151 basis points for prime fixed loans, 172 basis points for prime ARM loans, 343 basis points for subprime fixed loans, and 244 basis points for subprime ARM loans from the first quarter of 2009. The delinquency rate was 48 basis points lower for FHA loans and 12 basis points for VA loans relative to the same quarter a year ago.

The non-seasonally adjusted foreclosure starts rate increased eight basis points for prime fixed loans, 36 basis points for FHA loans and 17 basis points for VA loans compared to the first quarter of 2009. The rate decreased 22 basis points for prime ARM loans, 10 basis points for subprime fixed loans, and 259 basis points for subprime ARM loans on a year over year basis.

About half of the states saw increases in the rate of foreclosure starts on a year over year basis, with the largest increases coming in Oregon, North Carolina and Maryland. The largest decreases were in Florida, Rhode Island and California. Almost all of the states saw year-over year decreases in subprime ARM foreclosure starts while almost all had increases in prime fixed-rate and FHA foreclosure starts.

If you are a member of the media and would like a copy of the survey, please contact Carolyn Kemp at ckemp@mortgagebankers.org or Melissa Key at mkey@mortgagebankers.org. If you are not a member of the media and would like to purchase the survey, please call (800) 348-8653.

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The Mortgage Bankers Association (MBA) is the national association representing the real estate finance industry, an industry that employs more than 280,000 people in virtually every community in the country. Headquartered in Washington, D.C., the association works to ensure the continued strength of the nation's residential and commercial real estate markets; to expand homeownership and extend access to affordable housing to all Americans. MBA promotes fair and ethical lending practices and fosters professional excellence among real estate finance employees through a wide range of educational programs and a variety of publications. Its membership of over 2,200 companies includes all elements of real estate finance: mortgage companies, mortgage brokers, commercial banks, thrifts, Wall Street conduits, life insurance companies and others in the mortgage lending field. For additional information, visit MBA's Web site: www.mortgagebankers.org.